FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

King Kong headlines CryptoLogic’s latest branded casino innovations

Lineup of seven new games also includes European blackjack, upgraded European roulette and Casinomeister-branded slot game

October 29, 2008 (Dublin, IRELAND) – The world’s most famous giant ape headlines the newest seven-game lineup from CryptoLogic Limited, a leading software developer to the global Internet gaming market. The company today unveiled branded slot games based on Merian C. Cooper’s King Kong and the popular Casinomeister portal, as well as new European Blackjack and upgraded European Roulette software and other innovations.

“CryptoLogic has made its award-winning Internet casino platform its number one priority, and we continue to lead the way with the best branded and non-branded games on the market today,” said Brian Hadfield, CryptoLogic’s President and CEO. “CryptoLogic’s other branded games based on well-known characters have been both highly popular and highly profitable – and we have high hopes that King Kong and our other new games can scale similar heights.”

The new games are now available to players at Intercasino.com and WilliamHillCasino.com, and will be available on other licensee sites in the near future.

King Kong

King Kong takes on New York City in a smashing new 25-line slot game based on the classic 1933 film directed by Merian C. Cooper. Two amazing bonus features – King Kong Goes Ape and King Kong Smash – will have players going bananas as they smash planes for a chance to win free spins or a mystery prize.

Casinomeister

Casinomeister is a popular portal that provides information and news on online gambling, online casinos, player issues and industry events. With no other site of its kind, Casinomeister has been providing both players and operators with crucial online casino information for a decade.

For six months, CryptoLogic has exclusive rights to offer a Casinomeister-branded slot game. This 30-line slot gives players a chance to win up to 100,000 times their bet. In the Casinomeister Feature, free games commence with all prizes tripled – with a chance to win even more free spins for a possible jackpot hit.

CryptoLogic’s new Casino Bonus Pack also features European Blackjack and an upgraded version of European Roulette, two games with world-wide player appeal. European Blackjack features updated and market-leading functionality, including a resizable game window and auto-bet and auto-strategy options. In this version of Blackjack, the dealer does not receive a second card until after all the player hands have been completed. Liberal split and double-down rules are included to ensure an exciting game experience.

CryptoLogic’s exciting new presentation of European Roulette reinvigorates this traditional casino favourite. Brilliant graphics and sounds combine with exciting new features to put a state-of-the-art roulette game at the player’s fingertips.

Rounding out the seven-game pack are a series of action-packed 25-line slot games, including Little Master, a feisty slot game that packs a punch – and a few kicks – as well as a chance to double or

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353) 1234.0400

quadruple any winnings with a Double Up feature. In Picnic Panic, players do battle with a group of sneaky ants. With two great bonus features and chances to win up to 7500 times your bet, you will be carried away by this lively and exciting new slot game. Dr. M Brace is one physician players will not mind visiting. This 25-line slot game delivers two pulse-pounding features, including a chance to win up to 10,000 times your bet.

“Today’s announcement is part of CryptoLogic’s commitment to release more innovative casino games – more often,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “After pioneering the best branded content on the Internet, CryptoLogic knows the keys to success – and to growth in the casino gaming space.”

Boasting more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today with games featuring some of the world’s most famous action and entertainment characters. CryptoLogic has earned rave reviews from industry peers and players alike, and in 2008 earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.